Exhibit 99.1

2011 ANNUAL REPORT

We deliver…

Locally and globally

Innovation

Results

Together.

CGI group Inc. 2011 Annual report	2

We deliver…

For more than 35 years, we’ve maintained a steadfast focus on delivering results. Every decision we make revolves around creating and providing sustainable value for our stakeholders. For our clients, we help them innovate no matter the economic condition, allowing them to do more with less. For our members, we foster an ownership culture that incents and rewards their contributions. For our shareholders, we deliver strong financial results to provide a superior return for the long term. At CGI, we deliver to help all of our stakeholders succeed.

ONLINE ANNUAL REPORT CONTENT

•	Message to shareholders

•	CGI at a glance

•	Financial highlights and PDF download

•	Client success stories

•	Global presence

•	Shareholder information

•	Corporate social responsibility

•	The CGI Constitution

•	Board of directors & leadership team

CGI group Inc. 2011 Annual report	3

Message to shareholders

We deliver. Value and growth.

At CGI, we are in the business of delivering results.

We deliver consistent high-quality and industry-leading solutions and services to our clients; exciting career opportunities for our professionals who, as owners, are building a company they can be proud of; and superior returns and profitable growth to our shareholders.

We are focused on the essentials of running a sound and stable business for the long term. In fiscal 2011, we delivered results for you, our shareholders. In fact, on many key performance indicators, it was our best year yet and further solidified our industry leading position.

We successfully built on the Stanley acquisition and positioned ourselves as a key provider across all areas of the U.S. federal government. We signed key contracts with clients across the U.S. Department of Defense and booked more than $4.9 billion in new orders for a book-to-bill ratio of 113% for the entire company. The Stanley acquisition also laid the foundation for further expansion. In September, we established a Canadian Defence, Public Safety and Intelligence unit.

The depth and breadth of our government business — which spans federal, provincial, state and local government agencies across our global operations — generated significant growth throughout the fiscal year, and provides a resilient position against difficult economic conditions. Clearly information technology is an enabler, requiring governments — and commercial organizations as well — to invest in IT to remove costs and gain efficiencies. Our backlog of long-term contracts is evidence of our strong position within today’s market.

In fiscal 2011, as part of our structured program to evaluate client satisfaction, we achieved an average rating of 9.1 out of 10 from more than 2,400 client interviews. This proves that we not only understand our clients’ needs, but also deliver meaningful results in response to the challenges and opportunities they face.

Today, at $13.5 billion, our profitable backlog provides revenue and earnings visibility for all stakeholders and allows our clients to be confident in the stability of CGI as their committed IT services partner.

But we are not resting on our laurels. We understand that in today’s business environment, it’s not about working harder — it’s about working smarter, which is why we continuously find ways to improve our revenue mix and profitability to deliver superior returns over time.

We continue to deepen our business development capabilities and expand our expertise by investing in the development of mission critical intellectual property, such as cloud computing, cybersecurity and biometrics, which will be critical to our growth in the coming quarters and years.

Health IT is a growing industry worldwide. Accordingly, our health business is now a stand-alone vertical segment to make this growth visible. Over the past three years, the compound annual growth rate (CAGR) of our health sector has been 28.1%, and today it generates approximately $350 million or 8.1% of annual revenue. In fiscal 2011, this segment delivered a book-to-bill ratio of 120% and, by the end of the fiscal year, had an order backlog in excess of $1.2 billion.

During the fiscal year, we signed strategic contracts with new clients across all five of our targeted verticals using one or more of our proprietary solutions. These software-as-a-service contracts are in line with our strategy to constantly improve our revenue mix. By leveraging our intellectual property, data centers and professionals, we offer clients the ability to share IT costs with other leading organizations, while generating additional margin for our shareholders.

We are constantly changing the mix of our revenue toward longer term growth and higher margin areas, where we can maximize the return for our shareholders. It is due to initiatives like these that CGI has a net earnings margin of 10.1%.

For clients, we deliver on our promises and strive to surpass their expectations.

Our clients demand consistent, reliable and innovative answers to their business needs, and we thrive on delivering on our promises and surpassing their expectations. The global economy is changing every day, and our clients need a flexible, reliable partner that truly understands their business needs and has the ability to react to whatever opportunities or challenges present themselves.

Our success in meeting client expectations is evident in our bookings of $4.9 billion, or 113% of revenue. In fiscal 2011, we added new global clients while renewing, extending and expanding our relationship with our existing marquee clientele.

CGI group Inc. 2011 Annual report	4

Our clients trust us to deliver results, and this is not something that we take for granted. Every single day we work to surpass their expectations, building a reputation of quality and performance.

This is why clients like Industrial Alliance, the U.S. Environmental Protection Agency, the State of California, Cirque du Soleil, Scotiabank, the U.S. Department of Homeland Security and the U.S. Centers for Medicare & Medicaid Services turn to us for their IT needs.

For members*, CGI promotes an ownership culture to share in challenges and rewards.

CGI is built on a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” In fact, 90% of CGI’s members are shareholders, clearly demonstrating that our interests are aligned with yours. Our performance-based compensation system, including our stock options program, is directly linked to value creation. CGI’s 31,000 professionals wake up every day with a passion for what they do, and they are committed to delivering on their promises.

“To create an environment in which we enjoy working

together and, as owners, contribute to building a

company we can be proud of.”

In fact, as part of our member satisfaction assessment process, our members told us that their greatest satisfaction comes from a job well done, which directly relates to 95% of our contracts being completed on time and on budget.

Our professionals represent the industry’s best, and their ownership mentality — along with the exciting career opportunities that CGI provides — have resulted in one of the industry’s lowest attrition rates of 12%. CGI is a destination of choice for IT professionals looking to start or grow their careers.

For shareholders, CGI delivers superior returns.

Despite global economic uncertainty, CGI increased its market valuation by almost $1 billion in fiscal 2011. We successfully grew our business and won key contracts in both the government and commercial space.

In fiscal 2011, we delivered:

•       Revenue of $4.3 billion — 19% higher than fiscal 2010 at constant currency

•       10% growth in adjusted EBIT with a 13% margin

•       $435 million in net earnings or 20% growth, with a net margin of more than 10%

•       EPS expansion of more than 27% to $1.58 per diluted share

•       $571 million in cash, or $2.07 in cash per share

•       $4.9 billion in new business, with a good balance between new clients and contract extensions, expansions and renewals

•       A backlog of $13.5 billion

A return on equity of 19.5% — a 310 basis point jump from last year, while our return on invested capital was 14.1%

Looking ahead to fiscal 2012 and beyond, we have more than $1 billion in available capital, providing us ample liquidity to continue investing our cash in the most accretive opportunities for shareholders. Our investment priorities include profitable organic growth, accretive acquisitions, share repurchase and debt repayment. For example, since 2006, we have returned over $2 billion to shareholders in the form of share buybacks. Through these buybacks, our share count has decreased from a high of 445 million to 261 million shares at the end of fiscal 2011, a reduction of 41.3%.

Overall, we remain focused on the fundamentals of delivering quality services to our clients, while proactively expanding our capabilities and offerings by investing in the highest growth areas.

We will continue to execute our “Build and Buy” profitable growth strategy, which is rooted in business fundamentals and quality service. We believe that executing consistently on this model delivers superior returns to shareholders over time, even in the most challenging market conditions.

CGI group Inc. 2011 Annual report	5

Finally, we thank the members of our Board of Directors for their advice and dedication, as well as Donna Morea, who retired this year as president of our U.S., Europe and Asia operations. Her work contributed significantly to CGI’s growth in the U.S. market, providing us with a solid footing from which to build in the years to come.

Once again, we thank all of our stakeholders for their ongoing commitment to CGI. Your support has brought us to where we are today and will drive our future growth.

(signed)	(signed)
Serge Godin	Michael E. Roach
Founder and Executive Chairman of the Board	President and Chief Executive Officer

CGI group Inc. 2011 Annual report	6

Financial highlights

We deliver. Results.

We have a track record of delivering consistent and superior returns. Our “Build and Buy” profitable growth strategy is based on the fundamentals of running a sound and stable business for the long term. On many key performance indicators, fiscal 2011’s financial performance was one of our best yet and further solidified our consistent industry leading position. We continue to invest in intellectual property and leverage growth areas with the highest returns, including cloud computing, cybersecurity and biometrics.

CGI group Inc. 2011 Annual report	7

As at and for the years ended September 30	2011	2010	2009
(In thousands of Canadian dollars, unless otherwise indicated)	$	$	$
Financial performance
Revenue	4,323,237	3,732,117	3,825,161
Adjusted EBIT 1	561,952	511,902	460,741
Adjusted EBIT margin	13.0%	13.7%	12.0%
Net earnings	435,065	362,766	317,205
Net earnings margin	10.1%	9.7%	8.3%
Basic earnings per share 4 (in dollars)	1.64	1.27	1.03
Diluted earnings per share 4 (in dollars)	1.58	1.24	1.02
Net earnings (under U.S. GAAP) 2	435,125	363,276	314,927
Basic earnings per share (under U.S. GAAP) 2,4 (in dollars)	1.64	1.27	1.02
Diluted earnings per share (under U.S. GAAP) 2,4 (in dollars)	1.58	1.24	1.01
Cash flow from continuing operating activities	571,215	552,367	630,244
Financial position
Total assets	4,685,543	4,607,191	3,899,910
Shareholders’ equity 4	2,346,356	2,152,631	2,275,254
Long-term debt (current and long-term portions)	1,005,681	1,153,876	283,130
Net debt to capitalization ratio 3	26.8%	30.6%	n/a

				Fiscal 2011				Fiscal 2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Quarterly financial results
Revenue	1,031,565	1,037,913	1,133,071	1,120,688	1,007,056	901,614	910,441	913,006
Adjusted EBIT	102,772	144,342	156,290	158,549	139,801	128,702	123,963	119,436
Adjust EBIT margin	10.0%	13.9%	13.8%	14.1%	13.9%	14.3%	13.6%	13.1%
Net earnings	73,093	118,438	116,961	126,574	84,076	85,880	81,591	111,219
Net earnings margin	7.1%	11.4%	10.3%	11.3%	8.3%	9.5%	9.0%	12.2%
Basic earnings per share	0.28	0.45	0.44	0.47	0.31	0.30	0.28	0.38
Diluted earnings per share	0.27	0.43	0.42	0.45	0.30	0.30	0.28	0.37
Cash flow from operating activities	192,782	90,076	193,147	95,210	158,473	102,750	125,016	166,128

1

Adjusted EBIT represents earnings from continuing operations before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of capital assets and income tax expense.

2	The reconciliation between U.S. and Canadian Generally Accepted Accounting Principles is provided in Note 29 to the consolidated financial statements.

3

The net debt to capitalization ratio represents the proportion of long-term debt and bank overdraft, net of cash and cash equivalents, short-term investments and marketable long-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. As at September 30, 2009, our net debt was negative (a net cash position) and therefore is shown as not applicable (“n/a”).

4	Earnings per share amounts and shareholders’ equity are attributable to shareholders of CGI.

CGI group Inc. 2011 Annual report	8

At a glance

We deliver. Locally and globally.

With 31,000 members in 125 offices worldwide, CGI adheres to the fundamental belief that having a strong local presence with clients is critical to our joint success. This client proximity business model combined with 6,000 professionals working in global delivery centers on three continents provide clients with a strong local presence and a best-fit mix of global sourcing. This model fuels our distinctive track record of on-time, on-budget delivery, which provides for an optimal mix of recurring revenue, repeat business and a backlog that delivers sustainable value to all of our stakeholders.

Business highlights (based on fiscal 2011 revenue)

CGI group Inc. 2011 Annual report	9

Our services
and solutions

CGI has a comprehensive portfolio of offerings, including consulting, systems integration, the full management of IT and business functions, and 100+ proprietary solutions that improve all facets of our clients’ operations.

Systems integration and consulting — strategic plans, system architecture, system development and implementation of business and technology solutions

Application management — day-to-day maintenance and improvement of clients’ business applications

Infrastructure services — comprehensive infrastructure management capabilities that adapt to clients’ unique business needs and service priorities

Business process services — management of back-office business processes to streamline operations

Proprietary solutions — large portfolio of 100+ mission-critical solutions that reduce costs and create operational efficiencies

Our go-to-market approach

We understand it’s how we deliver our services that make us a partner of choice. Our business approach puts clients and their results first.

Client-proximity business model — organizes operations around metro markets, allowing us to be deeply rooted within clients’ business communities and accountable for project success

Industry expertise — fuels our deep understanding of clients’ realities to implement solutions that improve and transform their business environments

Unique global delivery options — combines onsite responsiveness through our local offices with remote delivery capabilities through CGI’s onshore, nearshore and offshore centers of excellence

Quality processes — ISO 9001-certified operations ensure a high level of client, member and shareholder satisfaction and CMMI Levels 3 and 5-compliant global delivery centers provide agile, high-quality delivery

Our
markets

CGI offers its end-to-end services to a select set of economic sectors in which we have deep business and technical expertise. This allows us to fully understand our clients’ realities and to have the know-how and solutions needed to advance their business goals.

Government — helping hundreds of federal, provincial, state and local governments across the U.S., Canada, Europe and Australia

Financial services — helping leading institutions including most major banks in the Americas and Europe as well as leading property & casualty and life insurers

Manufacturing, retail and distribution — helping global leaders from multiple segments and channels, including over 250 retailers

Telecommunications and utilities — helping global telecom providers and over 60 utilities in North America and Europe

Health — helping more than 1,000 healthcare facilities, including 250+ hospitals and departments of health, and major health insurers

Client success stories

We deliver. Innovation.

Innovation requires new thinking and approaches.

At CGI, we deliver solutions that enable our clients to achieve rapid business results. For example, we were in the “cloud” years before the term was coined. For more than 10 years, our Trade360® SaaS solution has powered global trade finance, processing 2 million transactions annually for users in 30 countries. We also are the ground level of reform and transformation with solutions for the health sector — in fact, CGI was a winner of the Health 2.0 Developer Challenge for our Healthcare Quality Compare tool. We’re the only independent IT services company that develops, supports and hosts integrated ERP software exclusively for government, and we’re just one of two IT security evaluation and test facilities located in Canada that provide security certification services to organizations with complex security requirements. These are just a few examples of how we innovate for our clients, providing fast-track technology modernization that lets them stay ahead in a continuously evolving market.

ANZ

Cloud-based trade finance solution fuels global growth strategy

Atlantic Lottery

Enhancing revenue generation for community enrichment

Caisse de dépôt et placement du Québec

Long-term IT partnership drives transformation and expected results

Cirque du Soleil

Partnering to support innovation and growth

County of Los Angeles

Continuing a successful ERP modernization partnership with CGI’s AMS Advantage®

Netia

Building an IT architecture to drive long-term growth

Plexxus

Driving efficiencies and quality of care for Ontario hospitals

Texas

Leading states in making EHR incentive payments with CGI’s Medicaid Incentive360™ turnkey solution

UKAR

Transforming collections to save costs and increase revenue

U.S. Department of Homeland Security

Moving public websites to the cloud with CGI’s certified federal cloud

U.S. Nuclear Regulatory Commission

Modernizing financial systems with CGI and Momentum®

CGI group Inc. 2011 Annual report	11

BOARD OF DIRECTORS	LEADERSHIP TEAM

Claude Boivin (a)

Director since 1993

Director of Companies

Bernard Bourigeaud (b)

Director since 2008

Director of Companies

Jean Brassard (c)

Director since 1978

Director of Companies

Robert Chevrier (b)

Director since 2003

Chair of the Human Resources
Committee, CGI

President, Roche Management
Co. Inc.

Dominic D’Alessandro (b)

Director since 2010

Director of Companies

Thomas P. d’Aquino (c)

Director since 2006

Lead Director and Chair of the
Corporate Governance
Committee, CGI

Chairman and Chief Executive,
Intercounsel Ltd

Paule Doré

Director since 1995

Director of Companies

Richard B. Evans (a)

Director since 2009

Chairman of the Board,
AbitibiBowater Inc.

Serge Godin

Director since 1976

Founder and Executive
Chairman of the Board, CGI

André Imbeau

Director since 1976

Founder, Executive Vice-
Chairman of the Board and
Corporate Secretary, CGI

Gilles Labbé (a)

Director since 2010

President and Chief Executive
Officer, Héroux-Devtek Inc.

Eileen A. Mercier (a)

Director since 1996

Chair of the Audit and Risk
Management Committee, CGI

Director of Companies

Michael E. Roach

Director since 2006

President and Chief Executive
Officer, CGI

(a)   Member of the Audit and Risk Management Committee

(b)   Member of the Human Resources Committee

(c)   Member of the Corporate Governance Committee

CORPORATE
SERVICES

Serge Godin*

Founder and Executive
Chairman of the Board

André Imbeau*

Founder, Executive Vice-
Chairman of the Board and
Corporate Secretary

Michael E. Roach*

President and Chief
Executive Officer

David Anderson*

Executive Vice-President and
Chief Financial Officer

Benoit Dubé*

Executive Vice-President and
Chief Legal Officer

Julie Godin*

Senior Vice-President, Human
Resources and
Strategic Planning

Lorne Gorber

Senior Vice-President, Global
Communications and
Investor Relations

Luc Pinard*

Executive Vice-President,
Corporate Performance and
Knowledge Management

Daniel Rocheleau*

Executive Vice-President and
Chief Business
Engineering Officer

Claude Séguin*

Senior Vice-President,
Corporate Development and
Strategic Investments

CANADA

Doug McCuaig*

President

Alain Brisson

Senior Vice-President, National
Capital Region

Shawn Derby

Senior Vice-President,
Western Canada

Jamie Holland

Senior Vice-President,
Greater Toronto

Roy Hudson

Senior Vice-President,
Communication
Services Business

Bernard Labelle

Senior Vice-President,
Quebec City

Jay MacIsaac

Senior Vice-President,
Atlantic Canada

Claude Marcoux*

Senior Vice-President and
General Manager, Province
of Québec

GLOBAL
INFRASTRUCTURE
SERVICES

Eva Maglis*

President

Réjean Bernard

Senior Vice-President,
Technologies and
Infrastructure Practices

Robert Farrell, Jr.

Senior Vice-President, Sales
and Client Delivery
Management, U.S.

Marie MacDonald

Senior Vice-President, Sales
and Client Delivery
Management, Canada
and Europe

UNITED STATES

George Schindler*

President

Nazzic Turner*

Senior Vice-President and
General Manager, U.S.
Enterprise Markets

Mark Boyajian

Vice-President, U.S. Mid-
Atlantic

Dave Delgado

Vice-President, U.S. West

Sandy Devine

Senior Vice-President,
U.S. North-East

Peter Ihrig

Senior Vice-President, U.S.
Central and South

Chris James

Senior Vice-President,
Intellectual Property Solutions
and Onshore Delivery

Donna Ryan*

President, CGI Federal

Amy Bleken

Senior Vice-President, Defense
Agency Programs

Randy Brooks

Senior Vice-President, Army
and Defense
Intelligence Programs

Cheryl Campbell

Senior Vice-President,

Health and Compliance
Programs

Toni Townes-Whitley

Senior Vice-President, Civilian
Agency Programs

Eric Wolking

Senior Vice-President, National Security Programs

GOVERNMENT SECURE SOLUTIONS CGI INC. BOARD OF DIRECTORS

Thomas Kirk

Vice-President, Government
Secure Solutions CGI Inc.

EUROPE AND AUSTRALIA

Tim Gregory*

President

Aïda Collette-Sène

Vice-President, France

Dariusz Gorzen

Vice-President, Poland

Antonio Montes Ortega

Vice-President,
Southern Europe

Thomas Roth

Vice-President,
Germany and Benelux

Michael Shepherd

Vice-President, Australia

Mike Whitchurch

Vice-President,
Northern Europe

INDIA

S. Chandramouli

Senior Vice-President

CGI group Inc. 2011 Annual report	13

SHAREHOLDER INFORMATION

Shareholder information Listing

Toronto Stock Exchange, April 1992: GIB.A

New York Stock Exchange, October 1998: GIB

Number of shares outstanding as of September 30, 2011:

227,055,040 Class A subordinate shares

33,608,159 Class B shares

High/low of share price from October 1, 2010, to September 30, 2011:

	TSX (CDN$)	NYSE (U.S.$)
High:	24.30	25.63
Low:	15.27	14.88

The certifications by CGI’s Chief Executive Officer and Chief Financial Officer concerning the quality of the Company’s public disclosure pursuant to Canadian regulatory requirements are filed in Canada on SEDAR (www.sedar.com). Similar certifications pursuant to Rule 13a-14 of the U.S. Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are exhibits to our Form 40-F filed on EDGAR (www.sev.gov). The Company has also filed with the New York Stock Exchange the certification required by Section 303A.12 of the exchange’s Listed Company Manual.

CGI’s corporate governance practices do not differ in any significant way from those required of domestic companies under New York Stock Exchange listing standards and they are set out in the CGI Management Proxy Circular, which is filed with Canadian and U.S. securities authorities and is therefore available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov), respectively, as well as on CGI’s Web site (www.cgi.com).

Auditors

Ernst & Young LLP

Transfer Agent

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1 800 564-6253

Investor relations

For further information about the Company, additional copies of this report or other financial information, please contact:

Investor Relations

CGI Group Inc.

1130 Sherbrooke Street West

Montréal, Québec H3A 2M8

Canada

Tel.: (514) 841-3200

You may also contact us by visiting cgi.com/investors or on Twitter at CGI_IR.

Annual general meeting of shareholders

Wednesday, February 1, 2012

at 11:00 a.m.

Omni Mont-Royal Hotel

Saisons A & B

1050 Sherbrooke West

Montréal, Québec

CGI presents a live webcast of its Annual General Meeting of Shareholders via cgi.com/investors. Complete instructions for viewing the webcast will be available on CGI’s Web site. To vote by phone or by using the Internet, please refer to the instructions provided in the CGI Management Proxy Circular.

An expanded online version of CGI’s annual report is available at cgi.com/2011-ar, as well as a PDF of this printed version.

Le rapport annuel 2011 de CGI est aussi publié en français.

The CGI Constitution

OUR DREAM

To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.

OUR MISSION

To help our clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship, teamwork and integrity, building a world class IT and business process services company.

OUR VISION

To be a world class IT and business process services leader helping our clients succeed.

OUR VALUES

Partnership and quality

For us, partnership and quality are both a philosophy and a way of life. We develop and follow the best management practices and we entrench these approaches into client relationships and service delivery frameworks in order to foster long-term and strong partnerships with our clients. We listen to our clients and we are committed to their total satisfaction in everything we do.

Objectivity and integrity

We exercise the highest degree of independent thinking in selecting the products, services and solutions we recommend to clients. In doing so, we adhere to the highest values of quality, objectivity and integrity. Consequently, strict rules of business and professional conduct are applied. We do not accept any remuneration from suppliers.

Intrapreneurship and sharing

Our success is based on the competence, commitment and enthusiasm of our members. Therefore, we promote a climate of innovation and initiative where we are empowered with a sense of ownership in supporting clients, thus ensuring the firm’s profitable growth. Through teamwork, sharing our know-how and expertise, we bring the best of CGI to our clients. As members, we share in the value we create through equity ownership and profit participation.

Respect

As a global company, we recognize the richness that diversity brings to the company and welcome this diversity while embracing the overall CGI culture. In all we do, we are respectful of our fellow members, clients, business partners and competitors.

Financial strength

We strive to deliver strong, consistent financial performance, which sustains long term growth and rewards our members and shareholders. Financial strength enables us to continuously invest and improve services and business solutions to the benefit of our clients. To this end, we manage our business to generate industry superior returns.

Corporate social responsibility

Our business model is designed to ensure that we are close to our clients and communities. As members, we embrace our social responsibilities and contribute to the continuous development of the communities in which we live and work.

CGI group Inc. 2011 Annual report	15

We deliver.

Together.

CGI group Inc. 2011 Annual report	16